SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

     (Mark One)

     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the fiscal year ended December 31, 1996

                                    OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from.........to........


     Commission file number 1-8349



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          3201 34th Street South
                      St. Petersburg, Florida  33711

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                          REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:


Report of independent certified public accountant.

Audited statements of net assets available for benefits as of December 31, 1996 and 1995, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in net assets available for benefits for the years ended December 31, 1996, 1995 and 1994, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Notes to financial statements.

Schedules of Assets held for investment purposes as of December 31, 1996 and 1995.

Schedules of members' withdrawals for the years ended December 31, 1996, 1995 and 1994.

Schedule of reportable 5% transactions for the year ended December 31, 1996.

Price Waterhouse LLP
Suite 2800
400 North Ashley Street
P.O. Box 2640
Tampa, FL  33601-2640
Telephone:  (813) 223-7577

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Investment Committee
of the Savings Plan for Employees
of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation at December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
------------------------
/s/ PRICE WATERHOUSE LLP

Tampa, Florida
May 15, 1997

Savings Plan for Employees of                                                                               Page 1 of 4
Florida Progress Corporation
Statements of Net Assets Available for Benefits
December 31, 1996 and 1995
(in thousands)
-------------------------------------------------------------------------------------------------------------------------
                                                                        1996
                      ----------------------------------------------------------------------------------------------
                                                        Indexed      Company      Stable     Aggressive     Indexed
                                                        Equity        Stock        Value       Equity        Bond
                                            Total        Fund         Fund         Fund         Fund         Fund

Assets
Investments, at quoted market -
Indexed Equity Fund - (cost -
   $50,600 and $24,492 in 1996
   and 1995, respectively)                  $ 52,513    $ 52,513    $       -    $       -   $        -     $     -
Company Stock Fund - (cost -
  $86,997 and $92,911 in 1996
  and 1995, respectively)                    133,047           -      133,047            -            -           -
Stable Value Fund - (cost -
  $98,398 and $100,769 in 1996
  and 1995, respectively)                     98,398           -            -       98,398            -           -
Aggressive Equity Fund - (cost -
  $51,208 and $22,649 in 1996
  and 1995, respectively)                     49,997           -            -            -       49,997           -
Indexed Bond Fund - (cost - $250 and
  $0 in 1996 and 1995, respectively)             250           -            -            -            -         250
International Growth Fund - (cost -
  $630 and $0 in 1996 and 1995,
  respectively)                                  625           -            -            -            -           -
Balanced-Conservative Fund - (cost -
  $1,069 and $0 in 1996 and 1995,
  respectively)                                1,051           -            -            -            -           -
Balanced-Moderate Fund - (cost -
  $17,570 and $9,360 in 1996 and 1995,
  respectively)                               17,415           -            -            -            -           -
Balanced-Growth Fund - (cost - $2,288
  and $0 in 1996 and 1995, respectively)       2,243           -            -            -            -           -
Echelon Stock Fund - (cost - $2,339 and
  $0 in 1996 and 1995, respectively)           4,246           -            -            -            -           -
Loan Fund - (cost - $18,497 and
  $18,125 in 1996 and 1995,
  respectively)                               18,497           -            -            -            -           -
                                           ---------   ---------    ---------    ---------    ---------    ---------
                                             378,282      52,513      133,047       98,398       49,997          250
Cash -
   Administrative working funds                  115           -          115            -            -            -
Member and company
   contributions receivable                    1,090         211          179          279          284            4
Accrued interest receivable                        -           -            -            -            -            -
Interfund receivables (payables)                   -           -            -            -            -            -
                                          ----------   ---------    ---------    ---------    ---------   ----------
     Total assets                            379,487      52,724      133,341       98,677       50,281          254
                                          ----------   ---------    ---------    ---------    ---------   ----------
Net assets available for benefits          $ 379,487    $ 52,724    $ 133,341      $98,677    $  50,281     $    254
                                          ==========   =========    =========    =========    ==========   =========

                                            The accompanying Notes to Financial Statements are an
                                                integral part of these Financial Statements.



Savings Plan for Employees of                                                                                  Page 2 of 4
Florida Progress Corporation
Statements of Net Assets Available for Benefits
December 31, 1996 and 1995
(in thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                                             1996
                               ----------------------------------------------------------------------------------------------
                                            International     Balanced        Balanced      Balanced       Echelon
                                               Growth       Conservative      Moderate       Growth         Stock       Loan
                                               Fund            Fund            Fund           Fund          Fund        Fund

Assets
Investments, at quoted market-
Indexed Equity Fund - (cost -
 $50,600 and $24,492 in 1996
 and 1995, respectively)                   $    -          $      -         $      -        $       -      $     -    $     -
Company Stock Fund - (cost -
  $86,997 and $92,911 in 1996
  and 1995, respectively)                       -                 -                -                -            -          -
Stable Value Fund - (cost -
  $98,398 and $100,769 in 1996
  and 1995, respectively)                       -                 -                -                -            -          -
Aggressive Equity Fund - (cost -
  $51,208 and $22,649 in 1996
  and 1995, respectively)                       -                 -                -                -            -          -
Indexed Bond Fund - (cost - $250 and
  $0 in 1996 and 1995, respectively)            -                 -                -                -            -          -
International Growth Fund - (cost -
  $630 and $0 in 1996 and 1995,
  respectively)                               625                 -                -                -            -          -
Balanced-Conservative
  Fund - (cost - $1,069 and $0 in
  1996 and 1995, respectively)                  -             1,051                -                -            -          -
Balanced-Moderate Fund -
  (cost - $17,570 and $9,360 in
  1996 and 1995, respectively)                  -                 -           17,415                -            -          -
Balanced-Growth Fund - (cost -
  $2,288 and $0 in 1996 and
  1995, respectively)                           -                 -                -            2,243            -          -
Echelon Stock Fund - (cost - $2,339
  and $0 in 1996 and 1995, respectively)        -                 -                -                -        4,246          -
Loan Fund - (cost - $18,497 and
  $18,125 in 1996 and 1995,
  respectively)                                 -                 -                -                -            -     18,497
                                         ---------         ---------        ---------        ---------    --------- ---------
                                              625             1,051           17,415            2,243        4,246     18,497
Cash -
   Administrative working funds                 -                 -                -               -             -          -
Member and company
   contributions receivable                    16                 7               73              37             -          -
Accrued interest receivable                     -                 -                -               -             -          -
Interfund receivables (payables)                -                 -                -               -             -          -
                                         ---------         ---------        ---------       ---------    ---------  ---------
     Total assets                             641             1,058           17,488           2,280         4,246     18,497
                                         ---------         ---------        ---------       ---------    ---------  ---------
Net assets available for benefits           $ 641           $ 1,058         $ 17,488          $2,280      $  4,246   $ 18,497
                                         =========         =========        ========        =========    =========  =========

                                               The accompanying Notes to Financial Statements are an
                                                   integral part of these Financial Statements.


Savings Plan for Employees of                                                                                    Page 3 of 4
Florida Progress Corporation
Statements of Net Assets Available for Benefits
December 31, 1996 and 1995
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                          1995
                                                -----------------------------------------------------
                                                                Indexed      Company      Stable
                                                                Equity        Stock       Value
                                                   Total        Fund          Fund         Fund

Assets
Investments, at quoted  market -
Indexed Equity Fund - (cost -
   $50,600 and $24,492 in 1996
   and 1995, respectively)                        $ 37,390    $ 37,390     $      -     $     -
Company Stock Fund - (cost - $86,997
  and $92,911 in 1996 and 1995,
  respectively)                                    157,999           -      157,999           -
Stable Value Fund - (cost - $98,398
  and $100,769 in 1996 and 1995,
  respectively)                                    100,769           -            -     100,769
Aggressive Equity Fund -
  (cost - $51,208 and $22,649 in 1996
  and 1995, respectively)                           34,042           -            -           -
Indexed Bond Fund - (cost - $250 and $0
  in 1996 and 1995, respectively)                        -           -            -           -
International Growth Fund -  (cost - $630
  and $0 in 1996 and 1995, respectively)                 -           -            -           -
Balanced-Conservative Fund - (cost - $1,069
  and $0 in 1996 and 1995, respectively)                 -           -            -           -
Balanced-Moderate Fund -  (cost - $17,570
  and $9,360 in 1996 and 1995, respectively)        11,764           -            -           -
Balanced-Growth Fund - (cost - $2,288 and
  $0 in 1996 and 1995, respectively)                     -           -            -           -
Echelon Stock Fund - (cost - $2,339 and
  $0 in 1996 and 1995, respectively)                     -           -            -           -
Loan Fund - (cost - $18,497 and $18,125
  in 1996 and 1995, respectively)                   18,125           -            -           -
                                                 ---------   ---------    ---------    --------
                                                   360,089      37,390      157,999     100,769
Cash -
   Administrative working funds                      1,783         181          601         405
Member and company contributions receivable          1,154         150          291         425
Accrued interest receivable                            528           -            -         528
Interfund receivables (payables)                         -         845       (3,446)       (103)
                                                 ---------   ---------    ---------    --------
      Total assets                                 363,554      38,566      155,445     102,024
                                                 ---------   ---------    ---------    --------
Net assets available for benefits                $ 363,554   $  38,566    $ 155,445    $102,024
                                                 =========   =========    =========    ========

                                             The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.

Savings Plan for Employees of                                                                                   Page 4 of 4
Florida Progress Corporation
Statements of Net Assets Available for Benefits
December 31, 1996 and 1995
(in thousands)
----------------------------------------------------------------------------------------------------------------------------

                                                                                      1995
                                                            -------------------------------------------------
                                                                  Balanced         Aggressive
                                                                  Moderate           Equity            Loan
                                                                    Fund              Fund             Fund
Assets
Investments, at quoted market -
Indexed Equity Fund - (cost - $50,600 and
  $24,492 in 1996 and 1995, respectively)                     $         -        $         -        $       -
Company Stock Fund - (cost - $86,997 and
  $92,911 in 1996 and 1995,  respectively)                              -                  -                -
Stable Value Fund - (cost - $98,398 and
  $100,769 in 1996 and 1995, respectively)                              -                  -                -
Aggressive Equity Fund -
  (cost - $51,208 and $22,649 in 1996
  and 1995, respectively)                                               -             34,042                -
Indexed Bond Fund - (cost - $250 and $0 in
 1996 and 1995, respectively)                                           -                  -                -
International Growth Fund -  (cost - $630
 and $0 in 1996 and 1995, respectively)                                 -                  -                -
Balanced-Conservative Fund - (cost - $1,069 and
 $0 in 1996 and 1995, respectively)                                     -                  -                -
Balanced-Moderate Fund -  (cost - $17,570
 and $9,360 in 1996 and 1995, respectively)                        11,764                  -                -
Balanced-Growth Fund - (cost - $2,288 and $0
  in 1996 and 1995, respectively)                                       -                  -                -
Echelon Stock Fund - (cost - $2,339 and $0
 in 1996 and 1995, respectively)                                        -                  -                -
Loan Fund - (cost - $18,497 and $18,125
  in 1996 and 1995, respectively)                                       -                  -           18,125
                                                               -----------        -----------      ----------
                                                                   11,764             34,042           18,125
Cash -
   Administrative working funds                                       136                460                -
Member and company contributions receivable                            66                222                -
Accrued interest receivable                                             -                  -                -
Interfund receivables (payables)                                      791              1,913                -
                                                               -----------        -----------      -----------
      Total assets                                                 12,757             36,637           18,125
                                                               -----------        -----------      -----------
Net assets available for benefits                                $ 12,757           $ 36,637         $ 18,125
                                                               ===========        ===========      ===========

                                             The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.


Savings Plan for Employees of
Florida Progress Corporation                                                                                      Page 1 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------



                                                                                1996
                                    ----------------------------------------------------------------------------------

                                                     Indexed      Company     Stable      Aggressive     Indexed
                                                     Equity        Stock       Value        Equity         Bond
                                         Total       Fund          Fund        Fund          Fund          Fund
Investment income -
   Dividends                           $ 11,081     $ 1,388     $   8,582    $     -      $     385    $      1
   Interest                               6,979          39            46      5,581             10           -
                                        -------      ------      --------     ------       --------     -------
Total investment income                  18,060       1,427         8,628      5,581            395           1
                                        -------      ------      --------     ------       --------     -------

Net investment gains (losses) -
   Realized gains on investments         46,825      18,754         8,341          -         16,066          -
   Unrealized appreciation (depr.)
   of investments                       (43,347)    (10,985)      (19,038)         -        (12,604)         -
                                        -------      ------      --------     ------       --------    -------

Total net investment gains (losses)       3,478       7,769       (10,697)         -          3,462          -
                                        -------      ------      --------     ------       --------    -------
Contributions -
   Members                               17,404       2,494         3,766      5,196          4,760          2
   Company, net of forfeitures            8,257       1,192         1,840      2,573          2,074          5
                                        -------      ------      --------     ------       --------    -------

Total contributions                      25,661       3,686         5,606      7,769          6,834          7
                                        -------      ------      --------     ------       --------    -------
Withdrawals and expenses -
   Members' withdrawals                 (31,195)     (2,671)      (13,843)   (10,569)        (2,410)        (1)
   Administrative expenses                  (71)         (1)          (65)        (3)            (2)         -
                                        -------      ------      --------     ------       --------    -------
Total withdrawals and expenses          (31,266)     (2,672)      (13,908)   (10,572)        (2,412)        (1)
(Schedule II)                           -------      ------      --------     ------       --------    -------

Net change during the year
 prior to interfund transfers            15,933      10,210       (10,371)     2,778          8,279          7

Interfund transfers                           -       3,948       (11,733)    (6,125)         5,365        247
                                        -------      ------      --------     ------       --------    -------

Net change during the year               15,933      14,158       (22,104)    (3,347)        13,644        254

Net assets available for benefits -
   Beginning of year                    363,554      38,566       155,445    102,024         36,637          -
                                        -------      ------      --------     ------       --------    -------
   End of year                        $ 379,487    $ 52,724    $  133,341   $ 98,677      $  50,281   $    254
                                        =======      ======      ========     ======       ========    =======

                                             The accompanying Notes to Financial Statements are an
                                                integral part of these Financial Statements.

Savings Plan for Employees of
Florida Progress Corporation                                                                                    Page 2 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
----------------------------------------------------------------------------------------------------------------------------




                                                                         1996
                                ----------------------------------------------------------------------------------------
                                International     Balanced        Balanced        Balanced         Echelon
                                   Growth       Conservative      Moderate         Growth           Stock           Loan
                                    Fund            Fund            Fund            Fund            Fund            Fund
Investment income -
   Dividends                    $        17     $       19       $    634       $      55        $      -        $     -
   Interest                               -              -              3               -               -          1,300
                                     ------        -------         ------          ------         -------        -------
Total investment income                  17             19            637              55               -          1,300
                                     ------        -------         ------          ------         -------        -------

Net investment gains (losses) -
   Realized gains on investments          -              -          3,664               -               -              -
   Unrealized appreciation (depr.)
   of investments                        (5)           (18)        (2,559)            (45)          1,907              -
                                     ------        -------         ------          ------         -------        -------
Total net investment gains (losses)      (5)           (18)         1,105             (45)          1,907              -
                                     ------        -------         ------          ------         -------        -------
Contributions -
   Members                                8              3          1,156              19               -              -
   Company, net of forfeitures           19              9            500              45               -              -
                                     ------        -------         ------          ------         -------        -------
Total contributions                      27             12          1,656              64               -              -
                                     ------        -------         ------          ------         -------        -------

Withdrawals and expenses -
   Members' withdrawals                   -              -           (995)             (2)              -           (704)
   Administrative expenses                -              -              -               -               -              -
                                     ------        -------         ------          ------         -------        -------
Total withdrawals and expenses            -              -           (995)             (2)              -           (704)
(Schedule II)                        ------        -------         ------          ------         -------        -------

Net change during the year
prior to interfund transfers             39             13          2,403              72           1,907            596

Interfund transfers                     602          1,045          2,328           2,208           2,339           (224)
                                     ------        -------         ------          ------         -------        -------
Net change during the year              641          1,058          4,731           2,280           4,246            372

Net assets available for benefits -
   Beginning of year                      -              -         12,757               -               -         18,125
                                     ------        -------         ------          ------         -------        -------

   End of year                      $   641        $ 1,058      $  17,488        $  2,280        $  4,246       $ 18,497
                                     ======        =======         ======          ======         =======        =======

                                             The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.



Savings Plan for Employees of
Florida Progress Corporation                                                                                      Page 3 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------


                                                               1995
                                    ------------------------------------------------------------------
                                                           Indexed          Company          Stable
                                                           Equity            Stock           Value
                                            Total          Fund              Fund             Fund
Investment income -
   Dividends                               $ 9,849        $    775        $  9,074         $      -
   Interest                                  7,706              33              67            6,423
                                            ------         -------          ------           ------
Total investment income                     17,555             808           9,141            6,423
                                            ------         -------          ------           ------

Net investment gains (losses) -
   Realized gains on investments             6,773               -           5,811                -
   Unrealized appreciation (depr.)
   of investments                           39,257           9,018          18,318                -
                                            ------         -------          ------           ------

Total net investment gains (losses)         46,030           9,018          24,129                -
                                            ------         -------          ------           ------

Contributions -
   Members                                  16,562           1,667           4,538            5,986
   Company, net of forfeitures               7,663             927           2,029            3,002
                                            ------         -------          ------           ------
Total contributions                         24,225           2,594           6,567            8,988
                                            ------         -------          ------           ------
Withdrawals and expenses -
   Members' withdrawals                    (32,396)         (2,046)        (13,163)         (15,036)
   Administrative expenses                     (70)              -             (70)               -
                                            ------         -------          ------           ------
Total withdrawals and expenses             (32,466)         (2,046)        (13,233)         (15,036)
(Schedule II)                               ------         -------          ------           ------


Net change during the year prior to
  interfund transfers                       55,344          10,374          26,604              375

Interfund transfers                              -           2,011         (10,209)           1,354
                                            ------         -------          ------           ------
Net change during the year                  55,344          12,385          16,395            1,729

Net assets available for benefits -
   Beginning of year                       308,210          26,181         139,050          100,295
                                           -------         -------         -------          -------

   End of year                           $ 363,554        $ 38,566      $  155,445       $  102,024
                                           =======         =======         =======          =======

                                             The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.



Savings Plan for Employees of
Florida Progress Corporation                                                                                      Page 4 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------


                                                                  1995
                                  ------------------------------------------------------------------

                                              Balanced         Aggressive
                                              Moderate           Equity            Loan
                                                Fund              Fund             Fund
Investment income -
   Dividends                                 $      -         $        -         $    -
   Interest                                         3                  6          1,174
                                              -------          ---------          -----
Total investment income                             3                  6          1,174
                                              -------          ---------          -----

Net investment gains (losses) -
   Realized gains on investments                  186                776              -
   Unrealized appreciation (depreciation)
   of investments                               2,076              9,845              -
                                              -------          ---------          -----
Total net investment gains (losses)             2,262             10,621              -
                                              -------          ---------          -----

Contributions -
   Members                                      1,005              3,366              -
   Company, net of forfeitures                    408              1,297              -
                                              -------          ---------          -----
Total contributions                             1,413              4,663              -
                                              -------          ---------          -----

Withdrawals and expenses -
   Members' withdrawals                          (410)            (1,103)          (638)
   Administrative expenses                          -                  -              -
                                              -------          ---------          -----
Total withdrawals and expenses                   (410)            (1,103)          (638)
(Schedule II)                                 -------          ---------          -----


Net change during the year prior to
  interfund transfers                           3,268             14,187            536

Interfund transfers                             2,536              4,048            260
                                              -------          ---------          -----
Net change during the year                      5,804             18,235            796

Net assets available for benefits -
   Beginning of year                            6,953             18,402         17,329
                                              -------          ---------          -----

   End of year                               $ 12,757          $  36,637       $ 18,125
                                              =======          =========        =======

                                             The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.

/TABLE

Savings Plan for Employees of
Florida Progress Corporation                                                                                   Page 5 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
----------------------------------------------------------------------------------------------------------------------------

                                                                             1994
                                          ------------------------------------------------------------------

                                                              Indexed             Company         Stable
                                                              Equity               Stock           Value
                                                 Total         Fund                Fund            Fund
Investment income -
   Dividends                                  $ 10,167         $ 721            $   9,446       $      -
   Interest                                      7,659            28                   48          6,462
                                               -------       -------              -------        -------
Total investment income                         17,826           749                9,494          6,462
                                               -------       -------              -------        -------
Net investment gains (losses) -
   Realized gains on investments                 8,136           258                7,696              -
   Unrealized appreciation (depreciation)
   of investments                              (26,461)         (650)             (26,187)             -
                                               -------       -------              -------        -------
Total net investment gains (losses)            (18,325)         (392)             (18,491)             -
                                               -------       -------              -------        -------

Contributions -
   Members                                      17,606         1,998                5,429          5,645
   Company, net of forfeitures                   8,708           998                2,546          3,436
                                               -------       -------              -------        -------
Total contributions                             26,314         2,996                7,975          9,081
                                               -------       -------              -------        -------

Withdrawals and expenses -
   Members' withdrawals                        (44,614)       (3,957)             (20,277)       (16,617)
   Administrative expenses                         (63)            -                  (63)             -
                                               -------       -------              -------        -------
Total withdrawals and expenses                 (44,677)       (3,957)             (20,340)       (16,617)
(Schedule II)                                  -------       -------              -------        -------

Net change during the year prior to
interfund transfers                            (18,862)         (604)             (21,362)        (1,074)

Interfund transfers                                  -           708               (9,841)         5,257
                                               -------       -------              -------        -------
Net change during the year                     (18,862)          104              (31,203)         4,183

Net assets available for benefits -
   Beginning of year                           327,072        26,077              170,253         96,112
                                               -------       -------              -------        -------

   End of year                                $308,210      $ 26,181             $139,050       $100,295
                                               =======       =======              =======        =======

                                             The accompanying Notes to Financial Statements are an
                                                integral part of these Financial Statements.
/TABLE

Savings Plan for Employees of
Florida Progress Corporation                                                                                     Page 6 of 6
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 1996, 1995 and 1994
(in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                1994
                                                        -------------------------------------------------


                                                             Balanced         Aggressive
                                                             Moderate           Equity              Loan
                                                               Fund              Fund               Fund
Investment income -
   Dividends                                                $       -         $       -         $       -
   Interest                                                         3                 5             1,113
                                                             --------          --------          --------
Total investment income                                             3                 5             1,113
                                                             --------          --------          --------

Net investment gains (losses) -
   Realized gains on investments                                   40               142                 -
   Unrealized appreciation (depreciation)
   of investments                                                  (9)              385                 -
                                                             --------          --------          --------
Total net investment gains (losses)                                31               527                 -
                                                             --------          --------          --------
Contributions -
   Members                                                      1,126             3,408                 -
   Company, net of forfeitures                                    432             1,296                 -
                                                             --------          --------          --------
Total contributions                                             1,558             4,704                 -
                                                             --------          --------          --------

Withdrawals and expenses -
   Members' withdrawals                                          (665)           (1,571)           (1,527)
   Administrative expenses                                          -                 -                 -
                                                             --------          --------          --------
Total withdrawals and expenses                                   (665)           (1,571)           (1,527)
(Schedule II)                                                --------          --------          --------

Net change during the year
prior to interfund transfers                                      927             3,665              (414)

Interfund transfers                                               799             2,942               135
                                                             --------          --------          --------
Net change during the year                                      1,726             6,607              (279)

Net assets available for benefits -
   Beginning of year                                            5,227            11,795            17,608
                                                             --------          --------          --------
   End of year                                              $   6,953         $  18,402        $   17,329
                                                             ========          ========          ========

                                                 The accompanying Notes to Financial Statements are an
                                                     integral part of these Financial Statements.
/TABLE

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

1.    Description of Plan and Summary of Accounting Policies:

      The following description of the Savings Plan for Employees of Florida Progress Corporation (Plan or Savings Plan) provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the "You & Your
      Company: A Strategic Partnership" employee handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

      The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was qualified under Section 401(a) of the Internal Revenue Code on June 13, 1996. An employee of the Participating Companies (as defined below) is eligible to participate in the Plan if he or she has completed at least six months of employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan during the year ended December 31, 1996:

      o Florida Progress Corporation
      o Florida Power Corporation
      o Electric Fuels Corporation
      o Talquin Development Company
      o Progress Energy Corporation
      o Advanced Separation Technologies Incorporated

      Effective January 1, 1997, Talquin Development Company and Advanced Separation Technologies Incorporated no longer participate in the Plan.

      Contributions

      Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each month (each pay period effective January 1, 1997) an amount equal to 65% of the employees' contributions, up to 6% of base pay. Individual corporations, achieving certain predetermined goals and participating in the special company contribution portion of the Savings Plan, may make an additional contribution of 5% for each of two goals achieved (up to a maximum of 10%) on up to 6% of eligible employee contributions to Regular Savings or 401(k). All corporations participating in the special company contribution portion of the Savings Plan achieved a portion of their individual Savings Plan goals in 1996, 1995 and 1994, resulting in additional special contributions of $1,090, $572 and $1,162 for each year, respectively.

      Effective January 1, 1997, the Company contribution percentage was changed from 65% to 75% of employee contributions up to 6% of base pay for management, professional and technical employees and the bargaining unit employees. The 10% increase is in lieu of the opportunity

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

      to receive the additional annual special match contribution made based on achievement of predetermined goals.

      Participant Accounts

      A separate account is maintained for each investment option of a participant by type of contribution. Plan earnings are allocated and credited to the account monthly (daily effective November 1, 1996), based on the adjusted balance of each participant's account. Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Upon separation of service due to termination, death, disability or retirement (after age 55), participants can elect to leave their account balance within the plan, for any length of time up to age 70, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions are allowed, terminated or retired employees may continue to exchange amounts among the investment options. The amounts of deferred vested benefits payable to terminated or retired participants as of December 31, 1996, 1995 and 1994, were $56,213, $53,644 and $46,281, respectively.

      Vesting

      Participants are immediately vested in their Regular and 401(k) contributions and earnings thereon. The percentage of vesting in the employer contributions and earnings thereon is based on a schedule of Years of Continuous Service as follows:

      Years of Continuous Service              Vested Percentage
      ---------------------------              -----------------
        Less than 2                                      0%
        2 but less than 3                               25%
        3 but less than 4                               50%
        4 but less than 5                               75%
        5 or more                                      100%

      A year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

      Loans to Participants

      All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of fifty thousand dollars or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be transferred from the participant's account and placed in a separate Loan Fund. A participant is permitted a maximum of four outstanding loans at any

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

      one time. Each loan shall bear interest at a reasonable rate, as determined by the Investment Committee for the Savings Plan for Employees' Trust of Florida Progress Corporation ("Investment Committee"). Effective October 1991, the loan interest rate is determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

      Effective November 1, 1996, with the conversion to The Vanguard Group, Inc., a participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House ("ACH") payment for active non- regular employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. Deficits are reflected as transfers out of the investment funds to the loan fund.

      Plan Termination

      It is the intention of the Company that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

      Basis of Accounting

      The accounts of the Plan are maintained on the accrual basis.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications

      Certain amounts in the prior year financial statements have been reclassified to conform to the current year manner of presentation. These amounts do not have a material impact on the financial statements taken as a whole.

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

2.    Investments:

      Investment Options

      Effective November 1, 1996, the Plan Trustee was changed from Chase Manhattan Bank - Global Investor Services to The Vanguard Group, Incorporated; also at that time, the recordkeeper was changed from Hewitt Associates LLP to The Vanguard Group, Incorporated. There are currently nine active investment options for the Plan as follows:

      o Indexed Equity Fund
      o Company Stock Fund
      o Stable Value Fund
      o Aggressive Equity Fund
      o Indexed Bond Fund
      o International Growth Fund
      o Balanced Conservative Fund
      o Balanced Moderate Fund
      o Balanced Growth Fund

      Effective January 1, 1996, the frozen Employee Stock Ownership Plan ("ESOP") has been merged with the Company Stock Fund to create an active ESOP within the defined contribution plan. Prior year fund balances have been restated to conform with current year presentation.

      In addition, on December 19, 1996, a stock dividend was allocated to participants with account balances in the Company Stock Fund in a ratio of one share of Echelon International Corporation stock for every fifteen shares of Florida Progress Corporation stock held within the Savings Plan. This stock was segregated to establish the Echelon International Stock Fund, a special temporary fund within the Plan. Also, effective November 1, 1996, the Balanced Fund was renamed the Balanced Moderate Fund.

      Prior to November 1996, the valuation of each fund, with the exception of the Stable Value Fund, was determined at the end of each month based on published prices. The valuation of the Stable Value Fund was determined at the end of each month based on invested principal and accumulated interest paid at contracted rates. Each employee's account value was based on the most recent valuation. The Stable Value Fund included investment contract arrangements whereby a specified rate of return was guaranteed by a creditworthy insurance company or bank for a specified period (six months). If the return on the underlying investments was different from the guaranteed rate of return during the guarantee period, that difference was factored into the guaranteed rate of return for the subsequent period. The underlying investments included U.S. Government, U.S. Government agency and corporate fixed-income securities.

      Effective with the change in Trustee on November 1, 1996, the valuation of all funds occurs daily. Each mutual fund's (the "Fund") share price or "net asset value" per share is determined by dividing the total market value of the Fund's investments and other assets, less any liabilities,

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

      by the number of outstanding shares of the Fund. Net asset value is determined as of the regular close of the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day the exchange is open for trading.

      The dividends for the Indexed Bond Fund and the Stable Value Fund are accrued daily and are distributed monthly in the form of reinvested shares. The dividends are computed and declared daily as of the regular close of business and are payable to participants of record as of the prior business day. In other words, participants whose purchases of shares are effective today will receive the dividend beginning tomorrow. For redemptions, participants will receive the dividend up to and including the day of redemption.

      The Stable Value Fund's investment contracts are carried at contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals. These contractual arrangements consist of investments in securities together with contracts under which a bank or other creditworthy institution provides for benefit-responsive withdrawals by participants at contract value.

      Purchases and sales of investments are recorded on the trade date with gains and losses determined by using an average cost basis for investments. Unrealized appreciation or depreciation is recorded based on the market value of investments on the valuation date. When Florida Progress Corporation common stock is distributed from the Company Stock Fund to participants in settlement of their accounts, these funds recognize gains or losses equal to the difference between average cost and the quoted market value of the shares distributed.

      The number of participant accounts in the Plan and in each investment fund of the Plan at December 31, 1996, 1995 and 1994, is as follows:

                                          1996              1995            1994
                                          ----              ----            ----
      Plan                               5,344             5,346           5,612
      Each Investment Fund:
         Indexed Equity                  2,531             2,266           2,280
         Company Stock                   4,444             3,506           3,729
         Stable Value                    3,476             3,938           4,221
         Aggressive Equity               2,569             1,882           1,715
         Indexed Bond                       56                 -               -
         International Growth              121                 -               -
         Balanced Conservative              42                 -               -
         Balanced Moderate               1,161             1,011             946
         Balanced Growth                   160                 -               -
         Echelon Stock                   4,422                 -               -

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

      Unrealized Appreciation (Depreciation) of Investments

      The changes in unrealized appreciation (depreciation) of investments during the years ended December 31, 1996, 1995 and 1994, were as follows (see Note 4):

                                            Indexed       Company     Aggressive
                             Total           Equity         Stock        Equity
                             -----          -------       -------    -----------
Balance, 12/31/93           $78,987         $ 4,530       $72,957      $  1,163
         Change - 1994      (26,461)           (650)      (26,187)          385
                             ------          ------        ------        ------
Balance, 12/31/94            52,526           3,880        46,770         1,548
         Change - 1995       39,257           9,018        18,318         9,845
                             ------          ------        ------        ------
Balance, 12/31/95            91,783          12,898        65,088        11,393
         Change - 1996      (43,347)        (10,985)      (19,038)      (12,604)
                             ------          ------        ------        ------
Balance, 12/31/96           $48,436         $ 1,913       $46,050      $ (1,211)
                             ======          ======        ======        ======

                                International     Balanced      Balanced       Balanced       Echelon
                                   Growth       Conservative    Moderate       Growth          Stock
                                -------------   ------------   ----------      --------       --------
Balance, 12/31/93                        -               -      $     337              -             -
         Change - 1994                   -               -             (9)             -             -
                                ------------    ------------   -----------    -----------     ---------
Balance, 12/31/94                        -               -            328              -             -
         Change - 1995                   -               -          2,076              -             -
                                ------------    ------------   -----------    -----------     ---------
Balance, 12/31/95                        -               -          2,404              -             -
         Change - 1996                  (5)            (18)        (2,559)           (45)        1,907
                                ------------    ------------   -----------    -----------     ---------
Balance, 12/31/96              $        (5)    $       (18)     $    (155)     $     (45)    $   1,907
                                ============    ============   ===========    ===========    ==========

      Realized Gains on Investments Sold or Distributed

      The following is a summary of the realized gains on investments sold or distributed during the years ended December 31, 1996, 1995 and 1994 (see
      Note 4):

1996                           Cost        Proceeds            Gains
----                           ----        --------            -----

Indexed Equity              $ 32,347       $ 51,101           $18,754
Company Stock                 12,466         20,807             8,341
Aggressive Equity             50,030         66,096            16,066
Indexed Bond                      11             11                 -
International Growth              11             11                 -
Balanced Moderate             15,258         18,922             3,664
Balanced Growth                   24             24                 -
                             -------        -------            ------
                            $110,147       $156,972           $46,825
                             =======        =======            ======

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

1995                          Cost          Proceeds       Gains
----                          ----          --------       -----

Indexed Equity              $  7,304       $  7,304             -
Company Stock                  9,556         15,367       $ 5,811
Aggressive Equity              2,715          3,491           776
Balanced Moderate              1,104          1,290           186
                             -------        -------        ------

                            $ 20,679       $ 27,452       $ 6,773
                             =======        =======        ======

1994                          Cost          Proceeds        Gains
----                          ----          --------        -----

Indexed Equity              $  1,242       $   1,500      $   258
Company Stock                 14,083          21,779        7,696
Aggressive Equity              1,408           1,550          142
Balanced Moderate                724             764           40
                             -------         -------       ------

                            $ 17,457       $  25,593      $ 8,136
                             =======         =======       ======

3.    Expenses of the Plan:

      The Company pays a portion of the expenses for services necessary for the administration of the Plan.

4.    Reconciliation of Financial Statements to Form 5500:

      The realized gains and unrealized appreciation (depreciation) of the Plan assets reported in the financial statements are $46,825 and ($43,347), $6,773 and $39,257, and $8,136 and ($26,461) for 1996, 1995 and 1994,
      respectively. The calculation of these amounts is based on the historical cost of the assets. However, when the Plan files its tax return, these amounts are required to be calculated based on the fair market value of Plan assets as of the previous year-end. Using this calculation method, the amount of realized gains (losses) and unrealized appreciation (depreciation) is ($397) and ($9,091), $692 and $23,447, and ($3,307) and
      ($15,184), for 1996, 1995 and 1994, respectively. The tax returns for 1996, 1995 and 1994, also include a net gain in other categories totaling $12,966, $21,891 and $166 for each year, respectively.

      Department of Labor regulations also require the disclosure of Benefits Payable as a separate line item when the Plan reports the value of assets and liabilities on its tax return. The amount of Benefits Payable reported on the tax return as of December 31, 1996 and 1995, is $0 and $2,728, respectively.

Savings Plan for Employees of
Florida Progress Corporation

Notes to Financial Statements
(Dollar amounts in thousands)
--------------------------------------------------------------------------------

5.    Tax Status and Federal Income Taxes:

      The Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code (Code). As such, the Plan is exempt from federal income taxes under Section 501(a). No taxes are imposed on income, pretax contributions, tax deductible contributions or Company contributions made to the Plan, pursuant to the provisions of Section 402(a) of the Code, until such time as the employees or the employees' beneficiaries receive distributions from the Plan.


Savings Plan for Employees of
Florida Progress Corporation                                                                               Schedule I
                                                                                                          Page 1 of 3
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996 and 1995
(Dollar and share amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------

                                              1996                                                   1995
                          ---------------------------------------------     ---------------------------------------------
                                Number of                                          Number of
                                Shares or                                          Shares or
Name of Issuer                  Principal                        Market            Principal                     Market
and Title of Issue               Amount           Cost            Value             Amount          Cost          Value
------------------            ------------   -------------   -------------      -------------  ------------- -------------


INDEXED EQUITY FUND
-------------------
Mutual Funds -
   Vanguard Index Trust 500
    Portfolio                        759       $ 50,600      $     52,513                 -     $        -      $       -

Commingled Funds -
   Wells Fargo Index Fund              -              -                 -               257         23,970         36,868

Temporary Cash Investments -
   Chase Bank -
     Domestic Liquidity Fund           -              -                 -           $   522            522            522
                                               ---------      ------------                         --------       --------

                                               $ 50,600      $     52,513                        $  24,492       $ 37,390
                                               =========      ============                         ========       ========

COMPANY STOCK FUND
------------------
Common Stock of Florida
   Progress Corporation           13,751       $ 86,990      $    133,040             4,448      $  92,284       $157,372

Temporary Cash Investments -
   Barnett Bank -
     Repurchase Agreement       $      7              7                 7           $   627            627            627
                                               ---------      ------------                         --------       --------

                                              $  86,997      $    133,047                        $  92,911       $157,999
                                               =========      ============                         ========       ========


STABLE VALUE FUND
-----------------
Guaranteed Interest Contracts -
   Prudential                           -             -                 -          $  9,935      $   9,935       $  9,935

Structured Investment Contracts -
   Peoples Security             $  61,467     $ 61,467       $     61,467          $ 45,417         45,417         45,417
   Commonwealth Life            $  20,064       20,064             20,064          $ 45,417         45,417         45,417
   VGI Money Market Federal     $  16,867       16,867             16,867                 -              -              -
                                               --------          ---------                        ---------      ---------
                                              $ 98,398       $     98,398                         $100,769       $100,769
                                               ========          =========                        =========      =========

                                              The accompanying Notes to Financial Statements are an
                                                   integral part of these Financial Statements.


Savings Plan for Employees of
Florida Progress Corporation                                                                               Schedule I
                                                                                                          Page 2 of 3
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996 and 1995
(Dollar and share amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------

                                                   1996                                             1995
                               ---------------------------------------------  -----------------------------------------
                                Number of                                          Number of
                                Shares or                                          Shares or
Name of Issuer                  Principal                        Market            Principal                     Market
and Title of Issue               Amount           Cost            Value             Amount          Cost          Value
------------------            ------------   -------------   -------------      -------------  ------------- -------------

AGGRESSIVE EQUITY FUND
----------------------
Mutual Funds -
   Putnam New Opportunities Fund   1,231      $  51,208       $   49,997                  -              -             -

   Fidelity Aggressive Equity          -              -                -                158     $   22,649     $  34,042
                                                --------        ---------                         ---------     ---------
                                              $  51,208       $   49,997                  -     $   22,649     $  34,042
                                                ========        =========                         =========     =========
INDEXED BOND FUND
-----------------
Mutual Funds -
   Vanguard Total Bond Market
     Portfolio                        25      $     250       $      250                  -              -             -
                                                ========        =========                         =========     =========

INTERNATIONAL GROWTH FUND
-------------------------
Mutual Funds -
   Vanguard International
    Growth Portfolio                  38      $     630       $      625                  -              -             -
                                                ========        =========                         =========     =========

BALANCED CONSERVATIVE FUND
--------------------------
Mutual Funds -
   Vanguard LifeStrategy Conservative
    Growth Portfolio                  87      $   1,069       $    1,051                  -              -             -
                                                ========        =========                         =========     =========

BALANCED MODERATE FUND
----------------------
Mutual Funds -
   Vanguard LifeStrategy Moderate
   Growth Portfolio                1,343      $  17,570       $   17,415                  -              -             -

Fidelity Select Equity Collective      -              -                -                407     $    5,286     $   7,189
Fidelity Broad Market Duration         -              -                -                337          4,074         4,575
                                                --------        ---------                         ---------     ---------
                                              $  17,570       $   17,415                        $    9,360     $  11,764
                                                ========        =========                         =========     =========

BALANCED GROWTH FUND
--------------------
Mutual Funds -
   Vanguard LifeStrategy
    Growth Portfolio                  164     $   2,288       $    2,243                  -              -             -
                                                ========        =========                         ==========     ========

                                              The accompanying Notes to Financial Statements are an
                                                 integral part of these Financial Statements.


Savings Plan for Employees of
Florida Progress Corporation                                                                               Schedule I
                                                                                                          Page 3 of 3
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996 and 1995
(Dollar and share amounts in thousands)
--------------------------------------------------------------------------------------------------------------------------------



                                                   1996                                               1995
                               ---------------------------------------------  -----------------------------------------
                                Number of                                          Number of
                                Shares or                                          Shares or
Name of Issuer                  Principal                        Market            Principal                     Market
and Title of Issue               Amount           Cost            Value             Amount          Cost          Value
------------------            ------------   -------------   -------------      -------------  ------------- -------------


ECHELON STOCK FUND
------------------
   Common Stock of Echelon
   International Corporation           387    $ 2,339          $ 4,246                   -               -            -
                                               =======          =======                            ========     ========


LOAN FUND
---------
Loans other than mortgages with
  interest rates ranging from
  6.25% to 9.0%, maturing at
  various times up to five years $  18,497   $ 18,497         $ 18,497             $18,125       $  18,125    $  18,125
                                              ========         ========                            =======      ========






















                                              The accompanying Notes to Financial Statements are an
                                                  integral part of these Financial Statements.



/TABLE

Savings Plan for Employees of
Florida Progress Corporation                                                                                 Schedule II
                                                                                                             Page 1 of 3

Schedule of Members' Withdrawals
For the Years Ended December 31, 1996, 1995 and 1994
(In thousands)
--------------------------------------------------------------------------------------------------------------------------------



                                                                   Indexed           Company          Stable
                                                                   Equity             Stock            Value
                                                   Total            Fund              Fund             Fund


1996
----
Value of Members' Accounts
  Withdrawn -
      Members' contributions                    $ 25,256          $ 1,820          $ 12,337          $  7,902
      Company contributions                        6,026              860             1,534             2,689
                                                 -------           ------           -------           -------
                                                  31,282            2,680            13,871            10,591

Less: forfeitures applied against
  Company contributions                               87                9                28                22
                                                 -------           ------           -------           -------
   Total members' withdrawals                   $ 31,195          $ 2,671          $ 13,843         $  10,569
                                                 =======           ======           =======           =======
1995
----
Value of Members' Accounts
   Withdrawn -
      Members' contributions                    $ 18,173          $ 1,284          $  4,323         $  10,887
      Company contributions                        7,576              773             2,106             4,182
      ESOP withdrawals                             6,766                -             6,766                 -
                                                 -------           ------           -------           -------
                                                  32,515            2,057            13,195            15,069

Less: forfeitures applied against
   Company contributions                             119               11                32                33
                                                 -------           ------           -------           -------
      Total members' withdrawals                $ 32,396          $ 2,046         $  13,163         $  15,036
                                                 =======           ======           =======           =======
1994
----
Value of Members' Accounts
   Withdrawn -
      Members' contributions                    $ 21,779          $ 2,596         $   4,738         $  11,318
      Company contributions                        9,832            1,376             2,438             5,352
      ESOP withdrawals                            13,148                -            13,148                 -
                                                 -------           ------           -------           -------
                                                  44,759            3,972            20,324            16,670

Less: forfeitures applied against
   Company contributions                             145               15                47                53
                                                 -------           ------           -------           -------
   Total members' withdrawals                   $ 44,614          $ 3,957          $ 20,277         $  16,617
                                                 =======           ======           =======           =======

                                              The accompanying Notes to Financial Statements are an
                                                   integral part of these Financial Statements.


/TABLE

Savings Plan for Employees of                                                                                  Schedule II
Florida Progress Corporation                                                                                   Page 2 of 3

Schedule of Members' Withdrawals
For the Years Ended December 31, 1996, 1995 and 1994
(In thousands)
--------------------------------------------------------------------------------------------------------------------------------


                                                Aggressive         Indexed                           Balanced
                                                  Equity            Bond          International    Conservative
                                                   Fund             Fund           Growth Fund         Fund
1996
----
Value of Members' Accounts
  Withdrawn -
   Members' contributions                       $ 1,723                  -                -                -
   Company contributions                            708            $     1                -                -
                                                 ------             ------           ------           ------
                                                  2,431                  1                -                -

Less: forfeitures applied against
 Company contributions                               21                  -                -                -
                                                 ------             ------           ------           ------
Total members' withdrawals                      $ 2,410            $     1          $     -          $     -
                                                 ======             ======           ======           ======

1995
----
Value of Members' Accounts
  Withdrawn -
      Members' contributions                        730                  -                -                 -
      Company contributions                         404                  -                -                 -
      ESOP withdrawals                                -                  -                -                 -
                                                 ------             ------           ------           -------

                                                  1,134                  -                -                 -
Less: forfeitures applied against
 Company contributions                               31                  -                -                 -
                                                 ------             ------           ------           -------
   Total members' withdrawals                   $ 1,103            $     -          $     -          $      -
                                                 ======             ======           ======           =======

1994
----
Value of Members' Accounts
  Withdrawn -
      Members' contributions                    $ 1,128                  -                -                 -
      Company contributions                         462                  -                -                 -
      ESOP withdrawals                                -                  -                -                 -
                                                 ------             ------           ------            ------
                                                  1,590                  -                -                 -
Less: forfeitures applied against
 Company contributions                               19                  -                -                 -
                                                 ------             ------           ------           -------
   Total members' withdrawals                   $ 1,571            $     -          $     -          $      -
                                                 ======             ======           ======           =======

                                              The accompanying Notes to Financial Statements are an
                                                    integral part of these Financial Statements.



Savings Plan for Employees of                                                                            Schedule II
Florida Progress Corporation                                                                             Page 3 of 3

Schedule of Members' Withdrawals
For the Years Ended December 31, 1996, 1995 and 1994
(In thousands)
--------------------------------------------------------------------------------------------------------------------------------


                                                 Balanced         Balanced           Echelon
                                                 Moderate          Growth             Stock            Loan
                                                   Fund             Fund              Fund             Fund

1996
----
Value of Members' Accounts
  Withdrawn -
   Members' contributions                        $   768          $      2                  -         $    704
   Company contributions                             234                 -                  -                -
                                                  ------            ------             ------           ------
                                                   1,002                 2                  -              704

Less: forfeitures applied against
 Company contributions                                 7                 -                  -                -
                                                  ------            ------             ------           ------

Total members' withdrawals                       $   995          $      2           $      -         $    704
                                                  ======            ======             ======           ======

1995
----
Value of Members' Accounts  Withdrawn -
   Members' contributions                        $   311                 -                  -         $    638
   Company contributions                             111                 -                  -                -
   ESOP withdrawals                                    -                 -                  -                -
                                                  ------            ------             ------           ------
                                                     422                 -                  -              638

Less: forfeitures applied against
 Company contributions                                12                 -                  -                -
                                                  ------            ------             ------           ------
   Total members' withdrawals                    $   410           $     -           $      -         $    638
                                                  ======            ======             ======           ======

1994
----
Value of Members' Accounts Withdrawn -
   Members' contributions                        $   472                 -                  -         $  1,527
   Company contributions                             204                 -                  -                -
   ESOP withdrawals                                    -                 -                  -                -
                                                  ------            ------             ------           ------
                                                     676                 -                  -            1,527

Less: forfeitures applied against
 Company contributions                                11                 -                  -                -
                                                  ------            ------             ------           ------
   Total members' withdrawals                    $   665           $     -           $      -         $  1,527
                                                  ======            ======            =======           ======

                                              The accompanying Notes to Financial Statements are an
                                                    integral part of these Financial Statements.




Savings Plan for Employees of                                                                            Schedule III
Florida Progress Corporation                                                                              Page 1 of 2


Item 27d - Schedule of Reportable 5% Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------



                                                                                                   Current Value
                                                                            Expense                  of Asset
                      Description        Purchase   Selling      Lease   Incurred with   Cost of  on Transaction   Net Gain
Identity of Party      of Asset          Price      Price        Rental   Transaction     Asset        Date        or (Loss)
 Involved

Vanguard/Florida      Florida Progress
  Progress             Corporation
                        Common Stock           -   $20,807,624       -             -     $12,841,195        -     $7,966,429

Chase Bank            Chase Bank
                       Domestic
                        Liquidity Fund  $18,913,099        -         -             -     $18,913,099        -           -

Chase Bank            Chase Bank
                       Domestic
                        Liquidity Fund         -   $19,435,001       -             -     $19,435,001        -           -

Commonwealth Life
Insurance Company     Contract
                       #ADA00160TR      $24,416,711        -         -             -     $24,416,711        -           -

Commonwealth Life
Insurance Company     Contract
                       #ADA00160TR      $30,225,785        -         -             -     $30,225,785        -           -

Fidelity              Fidelity Aggressive
                       Equity           $18,658,164        -         -             -     $18,658,164        -           -

Fidelity              Fidelity Aggressive
                       Equity                  -   $54,613,841       -             -     $37,816,480        -    $16,797,361

Fidelity              Fidelity Aggressive
                       Equity                  -   $59,472,053       -             -     $41,306,793        -    $18,165,260

Peoples Security
 Life Ins Company     Contract #BDA00183TR     -   $24,416,711       -             -     $24,416,711        -           -

Peoples Security
 Life Ins Company     Contract #BDA00183TR     -   $31,283,156       -             -     $31,283,156        -           -


*    Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                              This schedule was prepared from data certified by the Trustee of the Plan.

                 The accompanying Notes to Financial Statements are an integral part of these Financial Statements.




Savings Plan for Employees of                                                                             Schedule III
Florida Progress Corporation                                                                               Page 2 of 2


Item 27d - Schedule of Reportable 5% Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------




                                                                                                     Current Value
                                                                              Expense                  of Asset
                      Description        Purchase       Selling    Lease   Incurred with   Cost of  on Transaction   Net Gain
Identity of Party      of Asset          Price          Price      Rental   Transaction     Asset        Date        or (Loss)
 Involved


Putnam               New Opportunities
                      Fund               $54,613,841      -           -            -     $54,613,841          -           -

Putnam               New Opportunities
                      Fund               $59,930,425      -           -            -     $59,930,425          -           -

Vanguard             Index Trust 500
                      Portfolio          $47,175,625      -           -            -     $47,175,625          -           -

Vanguard             Index Trust 500
                      Portfolio          $53,149,798      -           -            -     $53,149,798          -           -

Vanguard             LifeStrategy
                      Moderate Growth
                       Portfolio         $18,958,642      -           -            -     $18,958,642          -           -

Wells Fargo Bank     WFB Index Fund            -     $47,230,591      -            -     $29,186,436          -    $18,044,155













*    Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1996, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                             This schedule was prepared from data certified by the Trustee of the Plan.

                 The accompanying Notes to Financial Statements are an integral part of these Financial Statements.



                                 EXHIBITS

  23 Consent of Price Waterhouse LLP, independent certified public accountants.


                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    FLORIDA PROGRESS CORPORATION


Date: June 16, 1997              By: /s/  Patricia K. Blizzard
                                      ---------------------------
                                       Patricia K. Blizzard
                                       Plan Administrator
                                       for the Savings Plan for
                                       Employees Trust of Florida
                                       Progress Corporation

                                 By: /s/  James A. McClure, III
                                      ---------------------------
                                       James A. McClure, III
                                       Secretary and Member for the
                                       Investment Committee for the
                                       Savings Plan for Employees
                                       Trust of Florida Progress
                                       Corporation


                                 ( By: /s/ Jeffrey R. Heinicka
                                 (    ---------------------------
                                 (     Jeffrey R. Heinicka
                                 (
                                 (
Members of the Investment        ( By: /s/ Kenneth E. McDonald
Committee for the Savings        (    ---------------------------
Plan for Employees Trust of      (     Kenneth E. McDonald
Florida Progress Corporation     (
                                 (
                                 ( By: /s/ John Scardino, Jr.
                                 (    ---------------------------
                                 (     John Scardino, Jr.
                                 (
                                 ( By: /s/ Karen T. Rezanka
                                 (    ---------------------------
                                 (     Karen T. Rezanka
                                 (

                               EXHIBIT INDEX


     Exhibit
     Number         Description
     -------        -----------


     23             Consent of Price Waterhouse LLP